Exhibit 99.2

Franco Nevada
The GOLD Investment that WORKS

2026 FIRST QUARTER MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2026

Hoyle Pond, Timmins, Ontario | Image Courtesy of the ROM (Royal Ontario Museum), Toronto, Canada. ©ROM

Management’s Discussion and Analysis

This Management’s Discussion and Analysis (“MD&A”) of financial position and results of operations of Franco-Nevada Corporation (“Franco-Nevada”, the “Company”, “we” or “our”) has been prepared based upon information available to Franco-Nevada as at May 12, 2026 and should be read in conjunction with Franco-Nevada’s unaudited condensed consolidated interim financial statements and related notes as at and for the three months ended March 31, 2026 and 2025 (the “financial statements”). The financial statements and this MD&A are presented in U.S. dollars and the financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”) (“IFRS Accounting Standards”) applicable to the presentation of condensed interim financial statements, including IAS 34, Interim Financial Reporting.

Readers are cautioned that this MD&A contains forward-looking statements and that actual events may vary from management’s expectations. Readers are encouraged to read the “Cautionary Statement on Forward-Looking Information” at the end of this MD&A and to consult Franco-Nevada’s financial statements which are available on our website at www.franco-nevada.com, on SEDAR+ at www.sedarplus.com and on Form 6-K furnished to the United States Securities and Exchange Commission (“SEC”) on EDGAR at www.sec.gov.

Additional information related to Franco-Nevada, including our Annual Information Form and Form 40-F, is available on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov, respectively. These documents contain descriptions of certain aspects of Franco-Nevada’s producing and advanced royalty and stream assets, as well as a description of risk factors affecting the Company. For additional information, please see our website at www.franco-nevada.com.

Table of Contents

3	Overview
4	Strategy
5	Selected Financial Information
6	Highlights
9	Guidance
9	Market Overview
10	Metal Sales and Revenue by Asset
12	Review of Quarterly Financial Performance
16	General and Administrative and Share-Based Compensation Expenses
17	Other Income and Expenses
18	Summary of Quarterly Information
19	Balance Sheet Review
19	Liquidity and Capital Resources
23	Critical Accounting Policies and Estimates
24	Outstanding Share Data
24	Internal Control Over Financial Reporting and Disclosure Controls and Procedures
25	Gold Equivalent Ounces and Net Gold Equivalent Ounces
25	Non-GAAP Financial Measures
29	Cautionary Statement on Forward-Looking Information
Abbreviations Used in this Report

The following abbreviations may be used throughout this MD&A:

Abbreviated Definitions
Periods under review		Measurement		Interest types
"Q4"	The three-month period ended December 31	"GEO"	Gold equivalent ounce	"NSR"	Net smelter return royalty
"Q3"	The three-month period ended September 30	"PGM"	Platinum group metals	"GR"	Gross royalty
"Q2"	The three-month period ended June 30	"NGL"	Natural gas liquids	"ORR"	Overriding royalty
"Q1"	The three-month period ended March 31	"oz"	Ounce	"GORR"	Gross overriding royalty
"H2"	The six-month period ended December 31	"oz Au"	Ounce of gold	"FH"	Freehold or lessor royalty
"H1"	The six-month period ended June 30	"oz Ag"	Ounce of silver	"GMR"	Gross margin royalty
		"oz Pt"	Ounce of platinum	"NPI"	Net profits interest
		"oz Pd"	Ounce of palladium	"NRI"	Net royalty interest
Places and currencies		"62% Fe"	62% Fe iron ore fines, dry metric	"WI"	Working interest
"U.S."	United States		tonnes CFR China
"$" or "USD"	United States dollars	"LBMA"	London Bullion Market Association
"C$" or "CAD"	Canadian dollars	"bbl"	Barrel
"R$" or "BRL"	Brazilian reais	"mcf"	Thousand cubic feet
"A$" or "AUD"	Australian dollars	"WTI"	West Texas Intermediate

For definitions of the various types of agreements, please refer to our most recent Annual Information Form filed on SEDAR+ at www.sedarplus.com or our Form 40-F filed on EDGAR at www.sec.gov.

First Quarter 2026 Management’s Discussion and Analysis	2

Overview

Franco-Nevada is the leading gold-focused royalty and streaming company with the largest and most diversified portfolio of cash-flow producing assets.

Our Portfolio (at May 12, 2026)
	Precious Metals	Other Mining	Energy	TOTAL
Producing	53	13	55	121
Advanced	37	9	—	46
Exploration	165	85	28	278
TOTAL	255	107	83	445

Our shares are listed on the Toronto and New York stock exchanges under the symbol FNV. An investment in our shares is expected to provide investors with yield and exposure to commodity price and exploration optionality while limiting exposure to cost inflation and other operating risks.

First Quarter 2026 Management’s Discussion and Analysis	3

Strategy

We believe that combining lower risk gold investments with a strong balance sheet, progressively growing dividends and exposure to exploration optionality is the right mix to appeal to investors seeking to hedge market instability. Since our Initial Public Offering over 18 years ago, we have increased our dividend annually and our share price has outperformed the gold price and all relevant gold equity benchmarks. Creating successful long-term partnerships with operators is a core objective. The alignment and the natural flexibility of royalty and stream financing has made it an attractive source of capital for the cyclical resource sector. We also work to be a positive force in all our communities, providing a safe and diverse workplace, promoting responsible mining and contributing to build community support for the operations in which we invest.

Our revenue is generated from various forms of agreements, ranging from net smelter return royalties, gross margin royalties, streams, profit-based royalty interests, net royalty interests, working interests and other types of arrangements. We do not operate mines, develop projects or conduct exploration. Franco-Nevada has a free cash flow generating business with no additional capital requirements other than the initial commitment and limited cash calls with respect to its working interests. Management is focused on managing and growing its portfolio of royalties and streams for the long-term. We recognize the cyclical nature of the industry and have a long-term investment outlook. We maintain a strong balance sheet to minimize financial risk and to provide capital to the industry when it is otherwise scarce.

The advantages of this business model are:

●	Exposure to commodity price optionality;
●	A perpetual discovery option over large areas of geologically prospective lands;
●	No additional capital requirements other than the initial commitment and limited cash calls;
●	Limited exposure to cost inflation;
●	A free cash-flow business with limited cash calls;
●	A high-margin business that can generate cash through the entire commodity cycle;
●	A scalable and diversified business in which a large number of assets can be managed with a small stable overhead; and
●	Management that focuses on forward-looking growth opportunities rather than operational or development issues.

Our short-term financial results are primarily tied to the price of commodities and the amount of production from our portfolio of assets. Our attributable production has typically been supplemented by acquisitions of new assets. Over the longer term, our results are impacted by the amount of exploration and development capital available to operators to expand or extend our producing assets or to progress our advanced and exploration assets into production.

The focus of our business is to create exposure to gold and precious metal resource optionality. This principally involves investments in gold mines and providing capital to copper and other base metal mines to obtain exposure to by-product gold, silver and platinum group metals production. We also invest in other metals and energy to expose our shareholders to additional resource optionality. In Q1 2026, 91% of our revenue was earned from mining assets, of which 87% was earned from precious metals.

A strength of our business model is that our margins are not generally impacted when producer costs increase. The majority of our interests are royalty and streams with payments/deliveries that are based on production levels with no adjustments for the operator’s operating costs. In Q1 2026, these interests accounted for 90% of our revenue (Q1 2025 – 92%). The remainder of our revenue was earned from WI, NPI, NRI and GMR royalties which are based on the margin or profit of the underlying operations.

First Quarter 2026 Management’s Discussion and Analysis	4

Selected Financial Information

(in millions, except GEOs sold, Net GEOs sold,	For the three months ended
Adjusted EBITDA Margin, Adjusted Net Income Margin,	March 31,
per ounce amounts and per share amounts)	2026	2025
Operational Measures
Sales by commodity
Gold ounces sold	91,158	85,523
Silver ounces sold	1,417,077	1,145,663
PGMs ounces sold	7,834	7,199
Diversified revenue	$82.6	$74.8
Gold equivalent ounces sold(1)	136,353	126,585
Net gold equivalent ounces sold(1)	126,020	113,138
Statement of Comprehensive Income
Revenue	$650.7	$368.4
Costs of sales	46.5	38.5
Depletion and depreciation	77.9	68.4
Gain on buy-backs of royalty and stream interests	63.8	—
Operating income	577.8	253.5
Net income	468.6	209.8
Basic earnings per share	$2.43	$1.09
Diluted earnings per share	$2.43	$1.09
Statement of Shareholder's Equity
Dividends declared per share	$0.44	$0.38
Dividends declared (including DRIP)	$84.4	$73.4
Weighted average shares outstanding	192.8	192.6
Non-GAAP Measures
Cash Costs(2)	$46.5	$38.5
Cash Costs(2) per GEO sold	$341	$304
Adjusted EBITDA(2)	$591.9	$321.9
Adjusted EBITDA(2) per share	$3.07	$1.67
Adjusted EBITDA Margin(2)	91.0%	87.4%
Adjusted Net Income(2)(3)	$458.3	$205.6
Adjusted Net Income(2)(3) per share	$2.38	$1.07
Adjusted Net Income Margin(2)	70.4%	55.8%
Statement of Cash Flows
Net cash provided by operating activities	$520.4	$288.9
Net cash used in investing activities	$(397.9)	$(551.0)
Net cash used in financing activities	$(80.8)	$(66.8)

	As at	As at
	March 31,	December 31,
(expressed in millions)	2026	2025
Statement of Financial Position
Cash and cash equivalents	$714.7	$670.9
Investments	1,322.0	1,141.3
Royalty, stream and working interests, net	6,307.2	6,043.1
Total assets	8,797.6	8,241.4
Deferred income tax liabilities	487.0	440.7
Total shareholders’ equity	8,106.7	7,635.3
Available capital(4)	3,357.1	2,840.1

1	2026 GEOs are presented based on fixed GEO conversion ratios using the commodity prices assumed in our guidance presented in our 2025 year-end MD&A filed on March 10, 2026. Comparative periods are presented based on our previous methodology which was based on variable GEO conversion ratios using prevailing market prices. Net GEOs sold are GEOs sold, net of direct operating costs. Refer to the “Gold Equivalent Ounces and Net Gold Equivalent Ounces” section of this MD&A for more information on our methodology for calculating GEOs sold and Net GEOs sold.
2	Cash Costs, Cash Costs per GEO sold, Adjusted EBITDA, Adjusted EBITDA per share, Adjusted EBITDA Margin, Adjusted Net Income, Adjusted Net Income per share and Adjusted Net Income Margin are non-GAAP financial measures with no standardized meaning under IFRS Accounting Standards and might not be comparable to similar financial measures disclosed by other issuers. Refer to the “Non-GAAP Financial Measures” section of this MD&A for more information on each non-GAAP financial measure.
3	Our definition of Adjusted Net Income, Adjusted Net Income per share and Adjusted Net Income Margin were amended to no longer adjust for gains on contractual buy-backs of royalty and stream interests. Prior period comparatives have been restated accordingly, as applicable. Refer to the “Non-GAAP Financial Measures” section of this MD&A for more information.
4	Available capital comprises our cash and cash equivalents, our equity investments (excluding our long-term investment in Labrador Iron Ore Royalty Corporation (“LIORC”)), and the amount available to borrow under our revolving credit facilities as referenced in the “Credit Facilities” section of this MD&A.

First Quarter 2026 Management’s Discussion and Analysis	5

Highlights

Financial Updates – Q1 2026 compared to Q1 2025

●	Revenue (a new record) increased 77% to $650.7 million primarily due to higher realized commodity prices as well as higher sales volumes.
●	GEOs sold increased 8% to 136,353 GEOs primarily due to higher production at Antamina and South Arturo, and the first full-year of contribution from Côté, Porcupine and Valentine.
●	Net GEOs Sold, which represent GEOs sold net of direct costs such as the ongoing cost per ounce, increased 11% to 126,020 GEOs.
●	Net cash provided by operating activities (a new record) increased 80% to $520.4 million due to the increase in gross profit and the collection of $49.5 million in deposits we had posted with the Canada Revenue Agency (the “CRA”) following the settlement reached in September 2025 (the “CRA Settlement”). These cash inflows were partly offset by the receipt of revenue paid in-kind.
●	Adjusted EBITDA (new records) increased 84% to $591.9 million, or $3.07 per share. The growth reflects record revenue paired with a proportionate reduction in costs of sales, contributing to enhanced gross profit.
●	Adjusted EBITDA Margin increased to 91.0% compared to 87.4% in Q1 2025.
●	Net income (new records) increased 123% to $468.6 million, or $2.43 per share, due to the increase in gross profit and the gain on the buy-back of 50% of the Cascabel royalty and stream interests, partly offset by higher income tax expenses.
●	Adjusted Net Income (new records) increased 123% to $458.3 million, or $2.38 per share. Adjusted Net Income included $55.1 million, or $0.28 per share, from the Cascabel buy-backs (net of tax).
●	Adjusted Net Income Margin (a new record) increased to 70.4% compared to 55.8% in Q1 2025.
●	Available capital amounted to $3.4 billion as at March 31, 2026, compared to $2.8 billion as at December 31, 2025. Available capital includes our cash and cash equivalent holdings of $714.7 million, our equity investments (excluding our long-term investment in LIORC) of $1,142.4, and the amount available under our unsecured revolving credit facility (the “Corporate Revolver”) of $1.0 billion and an accordion of $500.0 million. Subsequent to quarter-end, on May 8, 2026, a wholly-owned subsidiary, Franco-Nevada International Corporation (“FNIC”) entered into a second unsecured revolving credit facility (the “FNIC Revolver”), which provides additional capital of $500.0 million and an accordion of $250.0 million.

Corporate Developments

Acquisition of Royalty Portfolio from Victoria Gold Corp.– Canada and U.S.

Subsequent to quarter-end, on April 16, 2026, we closed the previously announced acquisition of a portfolio of six royalties held by Victoria Gold Corp. for $40.0 million (C$55.0 million). The portfolio includes a 6.0% NSR (subject to a 5.0% buy-back at the operator’s election for $7.3 million (C$10.0 million)) on Banyan Gold Corp.’s AurMac property and a 1.0% NSR on Banyan Gold’s Hyland property both in the Yukon. The portfolio also includes a milestone payment royalty on i-80 Gold Corp.’s (“i-80 Gold”) Cove project in Nevada and three additional royalties on earlier stage properties in Nevada and the Yukon.

Partial Buy-Backs of Cascabel Stream and NSR – Ecuador

In March 2026, following the acquisition of SolGold plc (“SolGold”) by Jiangxi Copper (Hong Kong) Investment Company Limited, for and on behalf of Jiangxi Copper Company Limited (“JCC”), SolGold and JCC exercised their option to buy back 50% of the Cascabel stream and NSR. As a result, Franco-Nevada received the equivalent of $40.7 million (net of the ongoing payment of 20% of spot price per ounce delivered) as a one-time delivery of gold ounces for the buy-back of 50% of the Cascabel stream, and $97.5 million in cash for the buy-back of 50% of the Cascabel NSR. As a result of these buy-backs, the net book values of these assets were reduced by 50% and resulted in a gain of $63.8 million recognized in net income and Adjusted Net Income for Q1 2026, but excluded from Adjusted EBITDA.

Following the buy-backs, key terms of the remaining Cascabel Stream and Cascabel NSR include:

Cascabel Stream

●	7.0% of gold produced in concentrate until 262,500 ounces of gold have been delivered;
●	Thereafter, 4.2% of gold produced in concentrate for the remaining life of mine;
●	Gold ounces delivered will be subject to an ongoing payment of 20% of spot price for each ounce of gold delivered.

First Quarter 2026 Management’s Discussion and Analysis	6

Cascabel NSR

●	0.5% NSR on all minerals produced, subject to adjustments based on the production rate, with the option to convert to a gold only NSR for a period of time;
●	Annual minimum royalty payments of $5.0 million starting from 2028, subject to certain conditions.

Acquisition of Stream on the Casa Berardi Gold Mine with Orezone Gold Corporation – Quebec, Canada

On March 24, 2026, we, through a wholly-owned Canadian subsidiary, closed the previously announced acquisition of a $100.0 million gold stream (the “Casa Berardi Stream”) from a subsidiary of Orezone Gold Corporation (“Orezone”). The stream transaction supported Orezone’s acquisition of Hecla Mining Company’s producing Casa Berardi gold mine and other Quebec assets, including the Heva-Hosco gold project (“Heva-Hosco”).

Key terms of the Casa Berardi Stream include:

●	Fixed Deliveries: 1,625 oz of gold per quarter (6,500 oz of gold per year) for the first five years, followed by,
●	Variable Deliveries: 5.0% of gold produced from the Casa Berardi mine and other Quebec assets (excluding Heva-Hosco) and 2.5% of gold produced from Heva-Hosco.
●	Gold ounces delivered will be subject to an ongoing payment of 20% of spot price for each ounce of gold delivered.

Deliveries are due 15 days following the end of each quarter. The effective date of the Casa Berardi Stream was January 1, 2026, and the first full quarter fixed delivery was received on April 15, 2026.

Acquisition of Royalty with i-80 Gold Corp. – Nevada, U.S.

On March 16, 2026, we, through a wholly-owned U.S. subsidiary, closed the previously announced acquisition of a $250.0 million NSR (the “i-80 Gold Royalty”) from i-80 Gold Corp (“i-80 Gold”). The royalty consists of a 1.5% NSR on all minerals produced, increasing to 3.0% in perpetuity beginning on January 1, 2031, and applies to Granite Creek, the Ruby Hill Property (including Archimedes and Mineral Point), Cove and Lone Tree. Franco-Nevada funded the upfront payment of $225.0 million upon closing, with a further $25.0 million payable contingent on the incurrence, before the end of 2026, of an initial $25 million of budgeted expenditures to advance Mineral Point by i-80 Gold.

Financing Package with Minerals 260 Limited on the Bullabulling Gold Project – Australia

On February 26, 2026, we acquired, through a wholly-owned Australian subsidiary, a $119.9 million (A$170 million) gross royalty (the “Bullabulling Royalty”) from Minerals 260 Limited (“Minerals 260”) to support its development of the Bullabulling gold project located approximately 65 km from Kalgoorlie, in the Eastern Goldfields, Western Australia. Additionally, Franco-Nevada subscribed for $35.3 million (A$50 million) of Minerals 260’s ordinary shares.

The royalty consists of an incremental 1.45% gross royalty over certain Bullabulling tenements on which Franco-Nevada already held a 1.00% royalty and a new 2.45% gross royalty over Bullabulling tenements where Franco-Nevada did not already hold an existing royalty. Upon production of an aggregate of 4.0 Moz Au from royalty lands, the aggregate royalty burden on the royalty lands will step down from 2.45% to 1.63%. The royalties cover a Bullabulling land package inclusive of all mineral resources, plus an area of interest and includes the Phoenix, Bacchus, Dicksons, Kraken and Gibraltar deposits.

The purchase price was funded in two tranches, with $53.3 million (A$75 million) funded on February 26, 2026, and the remaining $66.6 million (A$95 million) funded on March 26, 2026 upon receipt of the approval from the Foreign Investment Review Board.

Minerals 260 Shares

On February 26, 2026, Franco-Nevada purchased 111.1 million shares of Minerals 260 at an issue price of A$0.45 per share for an aggregate purchase price of $35.3 million (A$50 million). Upon closing of the transaction, Franco-Nevada owned approximately 4.9% of Minerals 260’s issued and outstanding shares.

Canada Revenue Agency Audit

On September 11, 2025, we reached the CRA Settlement which provided for a final resolution of Franco-Nevada’s tax dispute in connection with reassessments under transfer pricing rules of the 2013 to 2019 taxation years (the “Reassessments”) in relation to its Mexican and Barbadian subsidiaries. For further details, please refer to the “Contingencies – Canada Revenue Agency Audit” section of this MD&A.

During Q1 2026, the amounts that were posted as security for the Reassessments in the form of standby letters of credit totaling $47.3 million (C$66.0 million) were released, and cash totaling $44.1 million (C$61.4 million) plus interest of approximately $5.4 million (C$7.5 million) was received.

On March 26, 2026, the Canadian Federal Government enacted changes to the transfer pricing legislation which apply from 2026 onward. The Company is in the process of evaluating the potential impact of these legislative changes.

First Quarter 2026 Management’s Discussion and Analysis	7

Credit Facilities

On March 10, 2026, we extended the maturity date of our Corporate Revolver from June 3, 2029 to March 10, 2031, increased the amount available under the accordion from $250.0 million to $500.0 million, and reduced the applicable margin for U.S. advances based on SOFR from between 1.10% and 2.15% to between 1.00% and 2.05%, depending on the Company’s leverage ratio.

Subsequent to quarter-end, on May 8, 2026, FNIC entered into an unsecured revolving credit facility agreement, the FNIC Revolver, which provides for the availability over a three-year period of up to $500.0 million in borrowings with an accordion of $250.0 million. The credit facility has a 3-year tenor maturing on May 8, 2029. Advances are based on SOFR with an applicable margin of between 1.20% and 2.25%, depending on FNIC’s leverage ratio.

Dividends

In Q1 2026, we declared a quarterly dividend of $0.44 per share, compared to the dividend of $0.38 per share in Q1 2025. During the quarter, we paid total dividends of $84.4 million, of which $80.5 million was paid in cash and $3.9 million was settled in common shares under our Dividend Reinvestment Plan (the “DRIP”).

Portfolio Updates

Additional updates related to our portfolio of assets are available in our News Release issued on May 12, 2026 available on SEDAR+ at www.sedarplus.com and EDGAR at www.sec.gov.

Cobre Panamá Updates

Cobre Panamá remains on preservation and safe management (“P&SM”) with production halted since November 2023. First Quantum Minerals Ltd. (“First Quantum”) has been working with the Government of Panama (the “GOP”) and the Ministry of Commerce and Industry (the “MICI”) to implement a plan that would allow for the execution of environmental and asset integrity measures during the P&SM phase of Cobre Panamá (the “P&SM Plan”).

On May 30, 2025, the GOP approved and formally instructed the execution of the P&SM Plan for Cobre Panamá. The execution of the P&SM Plan included the import of energy supplies and the restart of Cobre Panamá’s power plant. In November 2025, the first coal shipment was received, and Unit 2 of the power plant was commissioned and synchronized to the grid. Unit 1 was commissioned and synchronized to the grid in February 2026. At the end of the first quarter of 2026, three coal vessels had been successfully received. Both units of the power plant have demonstrated reliable operation, meeting the power demands of the site and excess energy being sold to the national grid. All systems, from coal unloading to the shed, and handling to the power plant, boilers, turbines, generators and other auxiliary equipment were successfully tested under nominal operational conditions.

In the State of the Nation address on January 2, 2026, President José Raúl Mulino announced that the GOP would authorize the removal, processing and export of stockpiled ore at Cobre Panamá that was previously extracted before operations were suspended. Processing of the stockpiled ore will mitigate environmental and operational risks associated with its prolonged storage, such as acid rock drainage, and provide important feed material to the tailings management facility (“TMF”).

Following the President’s announcement, the MICI formally requested technical and legal information and documentation from the First Quantum to support its internal review process. First Quantum submitted all requested materials. On April 7, 2026, the GOP, through Resolution No. 27 issued by the MICI, authorized the removal, processing, and export of stockpiled ore currently stored on site at the Cobre Panamá mine as part of the P&SM Plan. Resolution No. 27 further confirms that the stockpiled material was mined during the validity of the concession and therefore constitutes property of First Quantum. As such, First Quantum is authorized to process and commercialize the resulting copper concentrate, subject to compliance with applicable royalty obligations.

In August 2025, MiAmbiente issued the final Terms of Reference for an integral audit of the Cobre Panamá mine. Subsequently, on October 10, 2025, MiAmbiente issued the order for SGS Global to proceed with the integral audit. Under the coordination of MiAmbiente and MICI, SGS commenced the process and, to date, documentary verification and field visit inspections have been completed as scheduled. MiAmbiente has published five interim reports under the integral audit, and the sixth report is expected to be published shortly. The integral audit and final seventh consolidated report are expected to be completed and published in Q2 2026.

With the GOP’s authorization of the removal, processing, and export of stockpiled ore currently stored on site, First Quantum estimates that Cobre Panamá will produce between 30,000 – 40,000 tonnes of copper in 2026, with the balance to be processed in 2027 amounting to a total of approximately 70,000 tonnes. Deliveries of stream ounces to Franco-Nevada, which are based on the sale of the copper concentrate by First Quantum based on its offtake agreements, are expected to start in Q3 2026, with the majority of deliveries expected in 2027.

First Quarter 2026 Management’s Discussion and Analysis	8

Guidance

The following contains forward-looking statements. For a description of material factors that could cause our actual results to differ materially from the forward-looking statements below, please see the “Cautionary Statement on Forward-Looking Information” section at the end of this MD&A and the “Risk Factors” section of our most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedarplus.com and our most recent Form 40-F filed with the SEC on www.sec.gov. The 2026 guidance is based on assumptions including the forecasted state of operations from our assets based on the public statements and other disclosures by the third-party owners and operators of the underlying properties and our assessment thereof.

We present our guidance in reference to commodity sales. For streams, our guidance reflects metals that have been delivered from the operators of our assets and subsequently sold. Our deliveries may differ from operators’ production based on timing of deliveries and due to recovery and payability factors. Sales may differ from deliveries based on the timing of the sales. For royalties, our guidance reflects the timing of royalty payments or accruals.

We remain on track to achieve our 2026 GEO sales guidance of 510,000 to 570,000 ounces, which does not include any potential contributions from Cobre Panamá.

While we expect to benefit from the recent approval of the processing of stockpiled ore at Cobre Panamá, GEO contributions for 2026 are expected to be relatively moderate, with the majority of deliveries anticipated in 2027. First Quantum estimates it will produce approximately 70,000 tonnes of copper from the processing of stockpiled ore. This would result in stream deliveries to Franco-Nevada of approximately 23,100 gold ounces and 265,000 silver ounces.

As a royalty and streaming company, our costs are largely insulated from the sharp increase in oil prices. Our guidance continues to be based on the commodity price assumptions used at the beginning of the year. Should oil prices remain elevated, we would expect a positive impact on our Energy revenue. An increase of $10 relative to our assumed WTI price of $70 per barrel would be expected to increase oil revenue by approximately 12%. In Q1 2026, oil revenue amounted to $33.5 million. Natural gas liquids, which have seen similar price appreciation, contributed a further $5.3 million.

The following table presents our Q1 2026 actual performance compared to our 2026 guidance.

	2026 Guidance (1) (2)	Q1 2026 Actual
Commodity
Gold ounces sold (oz)	360,000 to 400,000	91,158
Silver ounces sold (oz)	4,700,000 to 5,500,000	1,417,077
PGMs ounces sold (oz)	32,000 to 37,000	7,834
Diversified revenue (millions)	$245 to $285	$82.6

GEOs Sold (oz)	510,000 to 570,000	136,353
1	Our 2026 guidance, as disclosed in our 2025 MD&A filed on March 10, 2026, assumed the following commodity prices: $4,500/oz Au, $75.00/oz Ag, $2,000/oz Pt, $1,650/oz Pd, $100/tonne Fe 62% CFR China, $70/bbl WTI oil and $3.00/mcf Henry Hub natural gas. GEOs for the 2026 period are calculated based on fixed conversion ratios based on the prices assumed in this 2026 guidance.
2	Our guidance does not reflect any incremental revenue from additional contributions we may make to the Royalty Acquisition Venture with Continental. Our guidance does not reflect any buy-backs which may be elected at the discretion of our operators with the exception of the partial buy-back of the Cascabel royalty and stream, which occurred in March 2026.

Market Overview

The prices of gold and other precious metals are the largest factors in determining profitability and cash flow from operations for Franco-Nevada. The price of gold can be volatile and is affected by macroeconomic and industry factors that are beyond our control. Major influences on the gold price include interest rates, fiscal and monetary stimulus, inflation expectations, currency exchange rate fluctuations including the relative strength of the U.S. dollar and supply and demand for gold.

Early in the quarter, gold prices reached record highs and benefited from strong safe haven demand, central bank buying, and U.S. interest rate cuts. Despite prices tempering in the latter part of the quarter due to ongoing conflicts in the Middle East, gold gained 6% from year end close. Silver prices largely followed gold prices during the quarter, while also benefiting from robust industrial and safe haven demand. Oil and natural gas prices were driven primarily by geopolitical disruptions due to the Iran war and inflation expectations.

Refer to the commodity price tables on page 12 of this MD&A for average commodity prices during the period.

First Quarter 2026 Management’s Discussion and Analysis	9

Metal Sales by Asset

The following table details metal sales for the three months ended March 31, 2026 and 2025:

(expressed in ounces)		For the three months ended
		March 31,
Property	Interest and %	2026	2025
Gold
South America
Candelaria	Stream 68% Gold	11,969	16,525
Antapaccay	Stream (indexed) Gold	7,300	8,540
Tocantinzinho	Stream 12.5%	5,235	5,162
Condestable	Stream 63% Gold	—	2,190
Yanacocha	NSR 1.8%	2,538	1,826
Salares Norte	NSR 1-2%	1,479	1,116
Other		619	391
Central America & Mexico
Guadalupe-Palmarejo	Stream 50%	11,692	12,448
Cobre Panamá	Stream (indexed) Gold	783	—
Canada
Detour Lake	NSR 2%	3,733	3,415
Hemlo	NSR 3%, NPI 50%	5,841	6,347
Côté Gold	GMR 7.5%	3,930	—
Porcupine	NSR 4.25%	2,508	—
Greenstone	NSR 3%	2,034	998
Musselwhite	NPI 5%	1,177	308
Valentine	NSR 3%	775	—
Kirkland Lake (Macassa)	NSR 1.5-5.5%, NPI 20%	864	1,215
Sudbury	Stream 50% Gold	425	345
Brucejack	NSR 1.2%	687	553
Magino	NSR 3%	592	684
Other		717	819
United States
South Arturo	GR 4-9%	4,307	1,020
Goldstrike	NSR 2-4%, NPI 2.4-6%	2,230	809
Bald Mountain	NSR/GR 0.875-5%	1,281	1,862
Marigold	NSR 1.75-5%, GR 0.5-4%	743	587
Gold Quarry	NSR 7.29%	103	62
Other		362	344
Rest of World
Western Limb	Stream Gold (indexed)	4,413	5,562
Subika (Ahafo)	NSR 2%	2,361	4,308
Tasiast	NSR 2%	2,807	2,639
Sabodala	Stream 6%, Fixed to 105,750 oz	2,350	2,350
Duketon	NSR 2%	804	871
Other		4,499	2,227
Total Gold Ounces Sold		91,158	85,523
Silver
Antamina	Stream 22.5% Silver	1,040,000	650,000
Candelaria	Stream 68% Silver	242,686	280,097
Antapaccay	Stream (indexed) Silver	115,000	134,000
Condestable	Stream 63% Silver	—	72,750
Cobre Panamá	Stream (indexed) Silver	8,976	—
Other	Various royalties	10,415	8,816
Total Silver Ounces Sold		1,417,077	1,145,663
PGMs
Sudbury	Stream 50% PGM	2,411	1,831
Stillwater	NSR 5% PGM	2,898	2,355
Western Limb	Stream 1% Platinum	2,392	3,013
Pandora	NSR 1% PGM	133	—
Total PGMs Ounces Sold		7,834	7,199
Precious Metal GEOs Sold		117,980	100,623
Diversified GEOs Sold		18,373	25,962
Total GEOs Sold		136,353	126,585

First Quarter 2026 Management’s Discussion and Analysis	10

Revenue by Asset

The following table details revenue for the three months ended March 31, 2026 and 2025:

		For the three months ended
(expressed in millions)	Interest and %	March 31,
Property	(Gold unless otherwise indicated)	2026	2025
PRECIOUS METALS
South America
Candelaria	Stream 68% Gold & Silver	$77.3	$55.9
Antapaccay	Stream (indexed) Gold & Silver	47.8	28.6
Antamina	Stream 22.5% Silver	82.3	21.3
Tocantinzinho	Stream 12.5%	25.2	14.9
Condestable	Stream 63% Gold & Silver	—	9.1
Yanacocha	NSR 1.8%	12.3	5.3
Salares Norte	NSR 1-2%	7.7	3.2
Other		3.5	1.2
Central America & Mexico
Guadalupe-Palmarejo	Stream 50%	$55.4	$36.3
Cobre Panamá	Stream (indexed) Gold & Silver	4.7	—
Canada
Detour Lake	NSR 2%	$18.3	$9.7
Hemlo	NSR 3%, NPI 50%	26.7	17.7
Côté Gold	GMR 7.5%	19.2	—
Porcupine	NSR 4.25%	12.3	—
Greenstone	NSR 3%	9.9	2.9
Kirkland Lake (Macassa)	NSR 1.5-5.5%, NPI 20%	4.4	3.5
Musselwhite	NPI 5%	5.7	0.9
Sudbury	Stream 50% PGM & Gold	8.5	3.2
Valentine Gold	NSR 3%	3.8	—
Brucejack	NSR 1.2%	3.4	1.6
Magino	NSR 3%	2.8	1.9
Other		3.4	2.2
United States
South Arturo	GR 4-9%	$21.8	$2.9
Goldstrike	NSR 2-4%, NPI 2.4-6%	10.9	2.3
Bald Mountain	NSR/GR 0.875-5%	6.2	5.3
Stillwater	NSR 5% PGM	6.0	2.6
Marigold	NSR 1.75-5%, GR 0.5-4%	3.7	1.7
Gold Quarry	NSR 7.29%	0.4	0.2
Other		1.7	1.0
Rest of World
Western Limb	Stream Gold (indexed) & 1% Platinum	$26.7	$19.8
Subika (Ahafo)	NSR 2%	11.5	12.1
Tasiast	NSR 2%	13.7	7.6
Sabodala	Stream 6%, Fixed to 105,750 oz	11.2	6.9
Duketon	NSR 2%	3.9	2.5
Other		15.8	6.4
		$568.1	$290.7
DIVERSIFIED
Vale	Various Royalty Rates	$15.7	$10.2
LIORC	GORR 0.7% Iron Ore, IOC Equity 1.5%(1)	1.4	2.2
Other mining assets		6.1	4.4
United States (Energy)
Marcellus	GORR 1%	$11.0	$8.9
Haynesville	Various Royalty Rates	9.3	6.3
SCOOP/STACK	Various Royalty Rates	11.2	13.0
Permian	Various Royalty Rates	11.4	13.5
Other		0.1	0.1
Canada (Energy)
Weyburn	NRI 11.71%, ORR 0.44%, WI 2.56%	$11.0	$10.6
Orion	GORR 4%	3.2	3.1
Other		2.2	2.5
		$82.6	$74.8
Revenue from royalty, stream and working interests		$650.7	$365.5
Interest revenue and other interest income		$—	$2.9
Total revenue		$650.7	$368.4

1	Includes interest attributable to Franco-Nevada’s 9.9% equity ownership of Labrador Iron Ore Royalty Corporation.

First Quarter 2026 Management’s Discussion and Analysis	11

Review of Quarterly Financial Performance

The prices of precious metals, iron ore, and oil and gas and production from our assets are the largest factors in determining our profitability and cash flow from operations. The following table summarizes average commodity prices and average exchange rates during the periods presented.

Quarterly average prices and rates		Q1 2026	Q1 2025	Variance
Gold(1)	($/oz)	$4,875	$2,863	70.3%
Silver(1)	($/oz)	84.39	31.91	164.5%
Platinum(1)	($/oz)	2,209	969	128.0%
Palladium(1)	($/oz)	1,715	961	78.5%
Iron Ore Fines 62% Fe CFR China	($/tonne)	104	103	1.0%

Edmonton Light	(C$/bbl)	94.33	95.00	(0.7)%
West Texas Intermediate	($/bbl)	71.93	71.42	0.7%
Henry Hub	($/mcf)	3.48	3.87	(10.1)%

CAD/USD exchange rate(2)		0.7292	0.6969	4.6%
1	Based on LBMA PM Fix for gold, platinum and palladium. Based on LBMA Fix for silver.
2	Based on Bank of Canada daily rates.

Revenue and GEOs

Revenue and GEO sales by commodity, geographical location and type of interest for the three months ended March 31, 2026 and 2025 were as follows:

	Gold Equivalent Ounces			Revenue (in millions)
For the three months ended March 31,	2026	2025	Variance	2026	2025	Variance

Commodity
Gold	91,158	85,523	5,635	$436.9	$245.9	$191.0
Silver	23,618	12,490	11,128	113.5	37.0	76.5
PGM	3,204	2,610	594	17.7	7.8	9.9
Precious Metals	117,980	100,623	17,357	$568.1	$290.7	$277.4
Iron ore(1)	3,794	3,888	(94)	$17.1	$12.4	$4.7
Other mining assets	1,403	1,557	(154)	6.1	4.4	1.7
Oil	7,406	13,494	(6,088)	33.5	34.9	(1.4)
Gas	4,579	4,499	80	20.6	17.3	3.3
NGL	1,191	2,524	(1,333)	5.3	5.8	(0.5)
Diversified	18,373	25,962	(7,589)	$82.6	$74.8	$7.8
Revenue from royalty, stream and working interests	136,353	126,585	9,768	$650.7	$365.5	$285.2
Interest revenue and other interest income	—	—	—	$—	$2.9	$(2.9)
Total GEOs and Revenue	136,353	126,585	9,768	$650.7	$368.4	$282.3

Geography
South America	56,727	51,976	4,751	$274.8	$151.5	$123.3
Central America & Mexico	12,666	12,530	136	60.3	36.5	23.8
Canada(1)	28,237	21,777	6,460	136.2	64.9	71.3
United States	19,765	20,634	(869)	94.1	58.2	35.9
Rest of World	18,958	19,668	(710)	85.3	57.3	28.0
Total GEOs and Revenue	136,353	126,585	9,768	$650.7	$368.4	$282.3

Type
Revenue-based royalties	50,631	47,148	3,483	$234.7	$135.0	$99.7
Streams	69,645	67,300	2,345	339.0	195.9	143.1
Profit-based royalties	13,301	9,110	4,191	62.7	25.7	37.0
Interest revenue and other(1)	2,776	3,027	(251)	14.3	11.8	2.5
Total GEOs and Revenue	136,353	126,585	9,768	$650.7	$368.4	$282.3
1	Includes interest attributable to Franco-Nevada’s 9.9% equity ownership of Labrador Iron Ore Royalty Corporation.

First Quarter 2026 Management’s Discussion and Analysis	12

We recognized $650.7 million in revenue in Q1 2026, an increase of 77% from Q1 2025, primarily due to record gold and silver prices achieved early in the quarter, strong production from our Precious Metal assets, and contributions from assets which were acquired or that commenced production in the past year. We also benefited from higher production at our Haynesville asset and higher realized gas prices at our Marcellus assets.

In Q1 2026, we earned 87% of our revenue from Precious Metals, compared to 79% in Q1 2025. Geographically, 87% of our revenue was derived from the Americas in Q1 2026, compared to 84% in Q1 2025.

We sold 136,353 GEOs in Q1 2026, an increase of 8% compared to 126,585 GEOs in Q1 2025. The increase was primarily driven by an increase in silver ounces sold, contributions from our NPIs, and a more favorable silver to gold conversion ratio based on our assumed commodity prices for 2026. This increase was partly offset by lower GEOs from our Diversified assets, as higher Diversified revenue compared to Q1 2025 resulted in fewer GEOs when converted using a gold price of $4,500 per ounce. A comparison of our sources of GEOs in Q1 2026 to Q1 2025 is shown below:

First Quarter 2026 Management’s Discussion and Analysis	13

Precious Metals

Our Precious Metal assets contributed 117,980 GEOs in Q1 2026, an increase of 17% compared to 100,623 GEOs in Q1 2025, primarily due to the following:

●	Antamina – We sold 1,040,000 silver ounces in Q1 2026 compared to 650,000 silver ounces in Q1 2025. The increase in deliveries is attributable to higher silver grades in the current period and timing of shipments. When converted to GEOs, our silver deliveries amounted to 17,333 ounces in Q1 2026 and 7,048 ounces in Q1 2025.
●	Côté Gold – We earned 3,934 GEOs from our Côté Gold royalty. Production at the mine was lower in Q1 2026 with 74,700 gold ounces produced compared to 124,600 gold ounces in Q4 2025. Throughput in the quarter was limited by unplanned conveyor downtime. IAMGOLD anticipates gold production to be more heavily weighted towards H2 2026 based on expected higher grades as determined by the scheduled mine sequence.
●	Porcupine – We earned 2,515 GEOs from our Porcupine royalty, which we acquired in April 2025. Production at the Porcupine Complex is expected to increase over the course of the year, reflecting the ramp up of mill throughput, production at the Hollinger open pit, and the impact of optimization efforts.
●	South Arturo – We earned 4,307 GEOs from South Arturo compared to 1,020 GEOs in Q1 2025 reflecting increased production from the Phase 1 open pit which is expected to be heavily weighted towards H1 2026. South Arturo is part of the Carlin Complex operated by Nevada Gold Mines.

The above increases were partly offset by the following:

●	Candelaria – We received and sold 16,014 GEOs in Q1 2026 compared to 19,672 GEOs in Q1 2025, as the prior period quarter included the sale of 3,333 GEOs from inventory held at December 31, 2024. In addition, production at the mine was lower compared to last year’s higher-grade ore from Phase 11. Lundin Mining expects production to be weighted towards H2 2026 based on expected higher grades from Phase 12.
●	Condestable – During the quarter, there were no GEO deliveries from Condestable, compared to 2,994 GEOs in Q1 2025. The Condestable stream transitioned from fixed deliveries to variable deliveries. Variable deliveries for the Condestable stream are due 15 days following the end of each quarter. GEOs attributable to the mine’s Q1 2026 production period were received in April 2026.
●	Subika (Ahafo) – We earned 2,361 GEOs in Q1 2026 compared to 4,308 GEOs in Q1 2025. Mining activities ended at the Subika open pit as planned in July 2025. Mining continues from the Subika Underground.
●	Hemlo – We earned 5,841 GEOs in Q1 2026, a decrease compared to 6,347 GEOs in Q1 2025. GEOs recognized in the current period included 2,100 GEOs related to Q4 2025. During the quarter, Hemlo Mining Corporation continued to advance several optimization initiatives.

Diversified

Our Diversified assets, primarily comprising our Iron Ore and Energy interests, generated $82.6 million in revenue compared to $74.8 million in Q1 2025, an increase of 10%.

Iron Ore and Other Mining

Our Iron Ore and Other Mining assets generated $23.2 million in Q1 2026 compared to $16.8 million in Q1 2025.

●	Vale Royalty – We recorded $15.7 million in revenue in Q1 2026 compared to $10.2 million in Q1 2025. The increase largely reflects contributions from the Southeastern System.
●	LIORC – Labrador Iron Ore Royalty Corporation (“LIORC”) contributed $1.4 million in revenue in Q1 2026 compared to $2.2 million in Q1 2025. LIORC declared a cash dividend of C$0.30 per common share in the current period, compared to C$0.50 in Q1 2025. Production at IOC in Q1 2026 was lower due to adverse weather and ongoing challenges including mine equipment reliability.

Energy

Our Energy interests contributed $59.4 million in revenue in Q1 2026, an increase of 2% from $58.0 million in Q1 2025.

●	U.S. – Revenue from our U.S. Energy interests increased to $43.0 million in Q1 2026, compared to $41.8 million in Q1 2025. The increase was driven by higher production at our Haynesville interests, and higher realized gas prices at Marcellus due to weather-related seasonality.
●	Canada – Revenue from our Canadian Energy interests was $16.4 million in Q1 2026, compared to $16.2 million in Q1 2025 due to higher realized oil prices. Our Weyburn NRI benefited from stronger pricing and lower expenses compared to Q1 2025.

First Quarter 2026 Management’s Discussion and Analysis	14

Costs of Sales

The following table provides a breakdown of costs of sales, excluding depletion and depreciation, incurred in the periods presented:

	For the three months ended March 31,
(expressed in millions)	2026	2025	Variance
Costs of stream sales	$40.0	$33.4	$6.6
Mineral production taxes	2.2	0.6	1.6
Mining costs of sales	$42.2	$34.0	$8.2
Energy costs of sales	4.3	4.5	(0.2)
	$46.5	$38.5	$8.0

Costs of sales related to our streams increased in Q1 2026 compared to Q1 2025, reflecting higher costs per ounce for streams where the ongoing purchase price varies as a function of spot prices as well as an increase in stream ounces sold in the quarter. Costs of sales also include royalties payable and production taxes which vary based on revenue, and property taxes which are reassessed from time to time. Costs of sales incurred in Q1 2026 compared to Q1 2025 are shown below:

Depletion and Depreciation

Depletion and depreciation expense totaled $77.9 million in Q1 2026 compared to $68.4 million in Q1 2025. The increase compared to the prior year period is due to a higher proportion of our GEOs being generated from recently acquired assets which carry a relatively higher depletion rate per ounce. Depletion rates per unit of production generally decrease over time when resources are converted into reserves. The increase in depletion expense incurred in Q1 2026 compared to Q1 2025 is shown below:

First Quarter 2026 Management’s Discussion and Analysis	15

Gain on Buy-Back of Royalty and Stream Interests

During the quarter, we recognized a gain of $63.8 million related to the buy-back of 50% of the Cascabel royalty and 50% of the Cascabel stream. Proceeds from the buy-back of the royalty of $97.5 million were received in cash. Consideration for the buy-back of the stream (net of the ongoing 20% payment per ounce) was received in-kind through the delivery of 10,006 gold ounces.

As the gold ounces received represented payment in-kind for the exercise of a buy-back right, proceeds from the sale of these ounces will not be recognized as stream revenue. Instead, the Company will recognize the difference between the sales proceeds and the carrying value at the time of sale as a gain or loss on the sale of gold bullion.

Gold and Silver Bullion and Stream Inventory

Gold and Silver Bullion

We receive gold and silver bullion for certain of our royalty agreements which are settled in-kind. In addition, during the quarter, we received 10,006 gold ounces in connection with the partial buy-back of the Cascabel stream. As these ounces were received as consideration in-kind for the buy-back, they are classified as gold and silver bullion as opposed to stream inventory. Upon sale, we will recognize the difference between the sales proceeds and the carrying value as a gain or loss on the sale of gold bullion.

As at March 31, 2026, we held 28,120 gold ounces and 15,765 silver ounces with carrying values of $122.1 million and $0.5 million, respectively. In Q1 2026, we sold 3,000 gold ounces with a carrying value of $12.0 million for proceeds of $15.1 million, resulting in a realized gain of $3.1 million.

Stream Inventory

As at March 31, 2026, we held in inventory 50,464 silver ounces from our stream interests.

Income Taxes

Income tax expense was $126.3 million in Q1 2026, an increase compared to $59.8 million in Q1 2025 due to higher income before taxes earned in the quarter.

Net Income and Adjusted Net Income

Net income for Q1 2026 was $468.6 million, or $2.43 per share, compared to $209.8 million, or $1.09 per share, in Q1 2025. The increase is primarily attributable to strong revenue growth, which more than offset the associated rise in operating costs, resulting in meaningful operating leverage. The $63.8 million gain recognized on the 50% Cascabel buy-backs was also a contributor, offset by higher income taxes.

Adjusted Net Income for the same period was $458.3 million, or $2.38 per share, compared to $205.6 million, or $1.07 per share, in Q1 2025. Please refer to the “Non-GAAP Financial Measures” section of this MD&A for further details on the computation of Adjusted Net Income.

General and Administrative and Share-Based Compensation Expenses

The following table provides a breakdown of general and administrative (“G&A”) expenses and share-based compensation (“SBC”) expenses incurred for the periods presented:

	For the three months ended March 31,
(expressed in millions)	2026	2025	Variance
Salaries and benefits	$4.9	$4.6	$0.3
Professional fees	2.0	2.2	(0.2)
Community contributions	0.1	0.4	(0.3)
Board of Directors' costs	0.1	0.1	—
Office expenses	0.6	0.6	—
Insurance costs	0.2	0.2	—
Other expenses	1.3	1.3	—
General and administrative expenses	$9.2	$9.4	$(0.2)
Share-based compensation expenses	6.2	5.7	0.5
	$15.4	$15.1	$0.3

G&A expenses (including SBC), increased to $15.4 million in Q1 2026 compared to $15.1 million in Q1 2025, representing 2.4% of revenue in Q1 2026, compared to 4.1% in Q1 2025. The increase was primarily due to higher SBC expenses.

SBC expenses increased to $6.2 million in Q1 2026 compared to $5.7 million in Q1 2025. SBC expenses include expenses related to equity-settled stock options, restricted share units (“RSUs”) and deferred share units (“DSUs”). DSUs are marked to market based on the Company’s share price. The mark-to-market gain recorded in Q1 2026 was higher than in Q1 2025 as a result of the increase in the Company’s share price during the quarter.

Included in G&A expenses are business development expenses and community contributions. Business development expenses vary based on the level of business development related activities in the period and the timing of the closing of transactions. Community contributions relate to the environmental and social initiatives we contribute to for the benefit of the communities where we operate, or own assets.

First Quarter 2026 Management’s Discussion and Analysis	16

Other Income and Expenses

Foreign Exchange Gain and Other Income

The following table provides a list of foreign exchange and other income (expenses) incurred for the periods presented:

	For the three months ended March 31,
(expressed in millions)	2026	2025	Variance
Gain (loss) on derivative financial instruments	$11.0	$(0.1)	$11.1
Foreign exchange gain	1.5	5.8	(4.3)
Other expenses	(0.1)	—	(0.1)
	$12.4	$5.7	$6.7

The gain (loss) on derivative instruments includes the mark-to-market of financial instruments that are designated at Fair Value Through Profit and Loss. The instruments include warrants such as those held in Discovery and Elemental Altus and other derivative instruments. The Company recognized a significant gain during the current period due to the increase in the share price of the underlying common shares.

The foreign exchange gain of $1.5 million recognized in the three months ended March 31, 2026, is largely related to our cash and account receivable balances held in Brazilian Reais received from our Vale royalty, which strengthened relative to the U.S. dollar during the quarter.

Finance Income and Finance Expenses

The following table provides a breakdown of finance income and expenses incurred for the periods presented:

	For the three months ended March 31,
(expressed in millions)	2026	2025	Variance
Finance income
Interest	$5.5	$11.1	$(5.6)
	$5.5	$11.1	$(5.6)
Finance expenses
Standby charges	$0.6	$0.6	$—
Amortization of debt issue costs	0.1	0.1	—
Accretion of lease liabilities	0.1	—	0.1
	$0.8	$0.7	$0.1

Finance income includes interest earned on our cash and cash equivalents. We earned less interest income in the current period due to a decrease in yields and cash and cash equivalents balances held compared to Q1 2025.

Finance expenses consist of standby charges, which represent the costs of maintaining our Corporate Revolver based on the unutilized portion of the facility, fees incurred in connection with standby letters of credit outstanding during the period, and the amortization of costs incurred with respect to amendments to our Corporate Revolver.

First Quarter 2026 Management’s Discussion and Analysis	17

Summary of Quarterly Information

Selected quarterly financial and statistical information for the most recent eight quarters(1) is set out below:

(in millions, except Average Gold Price, Adjusted EBITDA Margin, Adjusted Net Income Margin, GEOs sold, net GEOs sold,	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
per GEO amounts and per share amounts)	2026	2025	2025	2025	2025	2024	2024	2024
Revenue	$650.7	$597.3	$487.7	$369.4	$368.4	$321.0	$275.7	$260.1
Costs of sales	124.4	136.9	134.2	97.5	106.9	94.4	86.1	82.0
Other operating (income) expenses	(51.5)	6.5	12.5	(33.9)	8.0	9.2	7.6	9.1
Operating income	577.8	453.9	341.0	305.8	253.5	217.4	182.0	169.0
Other income	17.1	14.4	21.4	9.9	16.1	4.8	12.9	5.8
Income tax expense	126.3	100.6	74.9	68.6	59.8	46.8	42.2	95.3
Net income	468.6	367.7	287.5	247.1	209.8	175.4	152.7	79.5
Basic earnings per share	$2.43	$1.91	$1.49	$1.28	$1.09	$0.91	$0.79	$0.41
Diluted earnings per share	$2.43	$1.90	$1.49	$1.28	$1.09	$0.91	$0.79	$0.41
Net cash provided by operating activities	$520.4	$426.5	$348.0	$430.3	$288.9	$243.0	$213.6	$194.4
Net cash (used in) provided by investing activities	(397.9)	64.1	(208.0)	(1,338.1)	(551.0)	(31.1)	(279.0)	(36.7)
Net cash used in financing activities	(80.8)	(70.3)	(64.2)	(66.1)	(66.8)	(62.0)	(61.1)	(59.2)
Average Gold Price(3)	$4,875	$4,145	$3,456	$3,279	$2,863	$2,662	$2,477	$2,338
GEOs sold(4)	136,353	141,656	138,772	112,093	126,585	120,063	110,110	110,264
Net GEOs sold(4)	126,020	129,690	125,115	101,876	113,138	107,140	97,232	97,817
Cash Costs(5)	$46.5	$49.6	$47.2	$33.5	$38.5	$34.4	$31.9	$29.1
Cash Costs(5) per GEO sold	$341	$350	$340	$299	$304	$287	$290	$264
Adjusted EBITDA(5)	$591.9	$541.2	$427.3	$365.7	$321.9	$277.4	$236.2	$221.9
Adjusted EBITDA(5) per share	$3.07	$2.81	$2.22	$1.90	$1.67	$1.44	$1.23	$1.15
Adjusted EBITDA Margin(5)	91.0%	90.6%	87.6%	99.0%	87.4%	86.4%	85.7%	85.3%
Adjusted Net Income(5)(6)(7)	$458.3	$356.2	$275.0	$238.5	$205.6	$183.3	$153.9	$144.9
Adjusted Net Income(5)(6)(7) per share	$2.38	$1.85	$1.43	$1.24	$1.07	$0.95	$0.80	$0.75
Adjusted Net Income Margin(5)(6)(7)	70.4%	59.6%	56.4%	64.6%	55.8%	57.1%	55.8%	55.7%
1	Sum of the quarters may not add up to yearly total due to rounding.
2	Includes an impairment reversal of $0.7 million Q3 2025, an impairment reversal of $4.1 million in Q2 2025.
3	Based on LBMA Gold Price PM Fix.
4	Refer to the “Gold Equivalent Ounces and Net Gold Equivalent Ounces” section of this MD&A for more information on our methodology for calculating GEOs sold and Net GEOs sold.
5	Cash Costs, Cash Costs per GEO sold, Adjusted EBITDA, Adjusted EBITDA per share, Adjusted EBITDA Margin, Adjusted Net Income, Adjusted Net Income per share and Adjusted Net Income Margin are non-GAAP financial measures with no standardized meaning under IFRS Accounting Standards and might not be comparable to similar financial measures disclosed by other issuers. Refer to the “Non-GAAP Financial Measures” section of this MD&A for more information on each non-GAAP financial measure.
6	Our definition of Adjusted Net Income, Adjusted Net Income per share and Adjusted Net Income Margin were amended to no longer adjust for gains on contractual buy-backs of royalty and stream interests. Prior period comparatives have been restated accordingly, as applicable. Refer to the “Non-GAAP Financial Measures” section of this MD&A for more information.
7	Adjusted Net Income, Adjusted Net Income per share, and Adjusted Net Income Margin for Q1 2024 were recalculated to include $9.9 million in income tax expense which was recognized in Q2 2024 but related to the retroactive application of tax measures enacted in relation to the Organisation for Economic Co-operation and Development’s Global Minimum Tax (“GMT”) initiative pertaining to income earned in Q1 2024.

First Quarter 2026 Management’s Discussion and Analysis	18

Balance Sheet Review

Summary Balance Sheet and Key Financial Metrics

	At March 31,	At December 31,
(expressed in millions, except debt-to-equity ratio)	2026	2025
Cash and cash equivalents	$714.7	$670.9
Other current assets	412.9	350.5
Non-current assets	7,670.0	7,220.0
Total assets	$8,797.6	$8,241.4

Current liabilities	$183.2	$123.0
Non-current liabilities	507.7	483.1
Total liabilities	$690.9	$606.1

Total shareholders’ equity	$8,106.7	$7,635.3

Total common shares outstanding	192.9	192.8
Capital management measures
Available capital	$3,357.1	$2,840.1
Debt-to-equity	—	—

Assets

Total assets were $8,797.6 million as at March 31, 2026 compared to $8,241.4 million as at December 31, 2025. Our non-current asset base is primarily comprised of royalty, stream and working interests, and investments, while our current assets are primarily comprised of cash and cash equivalents, receivables, gold and silver bullion and stream inventory.

Current assets increased compared to December 31, 2025, driven by an increase in inventory, receivables, and cash, following record revenues, the Cascabel buy-backs, and the collection of cash deposits we had posted as security with the CRA which were refunded following the CRA Settlement.

Non-current assets increased primarily due to the additions of the Casa Berardi stream, the i-80 Gold royalty, and the Bullabulling royalty, partly offset by the depletion of our royalty, stream and working interests. During the quarter, our equity investments increased due to the acquisition of common shares of Minerals 260 in connection with the Bullabulling financing package, as well as the mark to market gain of our equity investments of $154.0 million.

Liabilities

Total liabilities as at March 31, 2026, increased compared to December 31, 2025, largely due to an increase in current and deferred income tax liabilities as a result of the Company earning higher net income before taxes.

Shareholders’ Equity

Shareholders’ equity increased compared to December 31, 2025, as a result of earning net income of $468.6 million in Q1 2026 and an increase of $133.7 million, net of tax, in the fair value of our equity investments which are recorded at fair value through other comprehensive income. These were offset by dividends of $84.4 million of which $3.9 million was settled through the issuance of common shares pursuant to the DRIP.

Liquidity and Capital Resources

Cash flows for the periods ended March 31, 2026 and 2025 were as follows:

	For the three months ended
	March 31,
(expressed in millions)	2026	2025
Net cash provided by operating activities	$520.4	$288.9
Net cash used in investing activities	(397.9)	(551.0)
Net cash used in financing activities	(80.8)	(66.8)
Effect of exchange rate changes on cash and cash equivalents	2.1	5.7
Net change in cash and cash equivalents	$43.8	$(323.2)

Operating Activities

Net cash provided by operating activities was $520.4 million in Q1 2026 (Q1 2025 – $288.9 million). Operating cash flow in Q1 2026 was higher than in Q1 2025 primarily due to an increase in revenue and the collection of cash deposits we had posted as security with the CRA, offset by higher acquisition of gold bullion from royalties in-kind. During Q1 2026, we sold 3,000 gold ounces from inventory for gross proceeds of $15.1 million. The timing of the sale of gold and silver bullion and stream inventory may vary from period to period.

First Quarter 2026 Management’s Discussion and Analysis	19

Investing Activities

Net cash used in investing activities was $397.9 million in Q1 2026 (Q1 2025 – $551.0 million). Investing activities in Q1 2026 included cash used in various acquisitions including i-80 Gold, the Bullabulling Royalty, and the Casa Berardi Stream, partially offset the $97.5 million received in connection with the 50% Cascabel royalty buy-back.

Financing Activities

For Q1 2026, net cash used in financing activities was $80.8 million (Q1 2025 – $66.8 million). Financing activities primarily related to the payment of dividends offset by proceeds from the exercise of stock options held by employees of the Company.

Capital Resources

Management’s objectives when managing capital are:

(a)	when capital is not being used for long-term investments, ensure its preservation and availability by investing in low-risk investments with high liquidity; and
(b)	to ensure that adequate levels of capital are maintained to meet Franco-Nevada’s operating requirements and other current liabilities.

Our capital resources comprise cash and cash equivalents, equity investments other than those held as long-term strategic investments, gold and silver bullion we receive for payments in-kind, and our revolving credit facilities.

Our cash and cash equivalents totaled $714.7 million as at March 31, 2026 (December 31, 2025 – $670.9 million). As at March 31, 2026, our cash and cash equivalents are held in cash and term deposits with several financial institutions. Certain investments with maturities upon acquisition of 3 months, or 92 days or less, were classified as term deposits within cash and cash equivalents on the statement of financial position.

Our equity investments totaled $1,322.0 million as at March 31, 2026 (December 31, 2025 – $1,141.3 million). Of the total investments held, $1,263.9 million was held in publicly-traded equity instruments (December 31, 2025 – $1,093.3 million). Of the $1,263.9 million held in publicly-traded equity instruments, $133.2 million relates to our holdings of LIORC (December 31, 2025 – $138.0 million) which we consider equivalent to a royalty and therefore hold as a long-term strategic investment.

As at the date of this MD&A, we have two unsecured revolving credit facilities providing a total of $1.5 billion with accordions totaling $750.0 million. The Corporate Revolver has a maturity date of March 10, 2031, and the FNIC Revolver has a maturity date of May 8, 2029.

Our near-term cash requirements include purchase commitments for the ongoing cost per ounce under stream agreements as outlined in the “Purchase Commitments” section, corporate administration costs, certain costs of operations, commitments under our various environmental and social initiatives, payment of dividends and income taxes directly related to the recognition of royalty, stream and working interest revenues and interest income. We also have capital commitments in connection with royalty and stream agreements we have entered into, as detailed in the “Capital Commitments” section. We believe that our current cash resources, available credit facilities, and future cash flows will be sufficient to cover the costs of our commitments, operating and administrative expenses, and dividend payments for the foreseeable future.

As a royalty and stream company, we are subject to limited requirements for capital expenditures beyond our initial commitments at the time of entering into our agreements. Other than the capital commitments detailed in the “Capital Commitments” section of this MD&A, the acquisition of additional royalties, streams or other investments is entirely discretionary and will be consummated through the use of cash, proceeds from the sale of equity investments and gold and silver bullion, as available, or through the issuance of common shares or other equity or debt securities, or the use of our Corporate Revolver or the FNIC Revolver.

Our results are impacted by foreign currency fluctuations relative to the U.S. dollar. Our largest exposure is with respect to the Canadian-U.S. dollar exchange rates as we hold a significant amount of our assets in Canada and report our results in U.S. dollars. The effect of volatility in these currencies against the U.S. dollar impacts our corporate general and administrative expenses and the depletion of our royalty, stream and working interests. We also have exposure to the Australian dollar due to our Australian subsidiary and to the Brazilian real due to our Vale royalty which is paid in Brazilian reales. We also have nominal exposure to the Chilean peso, the Peruvian sol, and the South African rand. During Q1 2026, the Canadian dollar traded in a range of $0.7174 to $0.7399, ending at $0.7174; the Australian dollar traded between $0.6672 and $0.7155, ending at $0.6871; and the Brazilian real traded between 0.1815 and 0.1949, ending at 0.1912.

First Quarter 2026 Management’s Discussion and Analysis	20

Purchase Commitments

The following table summarizes Franco-Nevada’s commitments to pay for gold, silver and PGM pursuant to the associated precious metal agreements as at March 31, 2026.

	Attributable payable
	production to be purchased						Per ounce cash payment (1),(2)					Term of	Date of
Interest	Gold		Silver		PGM		Gold		Silver		PGM	agreement(3)	contract
Antamina	—%		22.5	% (4)	—%		n/a		5	% (5)	n/a	40 years	7-Oct-15
Antapaccay	—	% (6)	—	% (7)	—%		20	% (8)	20	% (9)	n/a	40 years	10-Feb-16
Candelaria	68	% (10)	68	% (10)	—%		$400		$4.00		n/a	40 years	6-Oct-14
Casa Berardi	—	% (11)	—%		—%		20%		n/a		n/a	40 years	26-Jan-26
Cascabel	14	% (12)	—%		—%		20	% (13)	n/a		n/a	40 years	15-Jul-24
Cooke 4	7%		—%		—%		$400%		n/a		n/a	40 years	5-Nov-09
Cobre Panamá Fixed Payment Stream	—	% (14)	—	% (15)	—%		$418	(16)	$6.27	(17)	n/a	40 years	19-Jan-18
Cobre Panamá Floating Payment Stream	—	% (18)	—	% (19)	—%		20	% (20)	20	% (21)	n/a	40 years	19-Jan-18
Condestable	63	% (22)	63	% (23)	—%		20	% (24)	20	% (25)	n/a	40 years	27-Mar-24
Guadalupe-Palmarejo	50%		—%		—%		$800		n/a		n/a	40 years	2-Oct-14
Karma	4.875%		—%		—%		20	% (26)	n/a		n/a	40 years	11-Aug-14
New Prosperity	22	% (27)	—%		—%		$400	(28)	n/a		n/a	40 years	12-May-10
Sabodala	—	% (29)	—%		—%		20	% (30)	n/a		n/a	40 years	25-Sep-20
Sudbury (31)	50%		—%		50%		$400		n/a		$400	40 years	15-Jul-08
Tocantinzinho	12.5	% (32)	—%		—%		20	% (33)	n/a		n/a	40 years	18-Jul-22
Western Limb	—	% (34)	—%		1	% (35)	5	% (36)	n/a		5%	40 years	28-Feb-25

1	Subject to an annual inflationary adjustment except for Antamina, Antapaccay, Cascabel, Guadalupe-Palmarejo, Karma, Sabodala, Tocantinzinho and Western Limb.
2	Should the prevailing market price for gold be lower than this amount, the per ounce cash payment will be reduced to the prevailing market price.
3	Subject to successive extensions.
4	Subject to a fixed payability of 90%. Percentage decreases to 15% after 86 million ounces of silver has been delivered under the agreement. At March 31, 2026, a cumulative total of 33.2 million silver ounces have been delivered.
5	Purchase price is 5% of the average silver price at the time of delivery.
6	Gold deliveries are referenced to copper in concentrate shipped with 300 ounces of gold delivered for each 1,000 tonnes of copper in concentrate shipped, until 630,000 ounces of gold has been delivered. Thereafter, percentage is 30% of gold shipped. At March 31, 2026, a cumulative total of 539,110 gold ounces have been delivered.
7	Silver deliveries are referenced to copper in concentrate shipped with 4,700 ounces of silver delivered for each 1,000 tonnes of copper in concentrate shipped, until 10.0 million ounces of silver has been delivered. Thereafter, percentage is 30% of silver shipped. At March 31, 2026, a cumulative total of 8.4 million silver ounces have been delivered.
8	Purchase price is 20% of the spot price of gold until 750,000 ounces of gold have been delivered, thereafter the purchase price is 30% of the spot price of gold. At March 31, 2026, a cumulative total of 539,110 gold ounces have been delivered.
9	Purchase price is 20% of the spot price of silver until 12.8 million ounces of silver have been delivered, thereafter the purchase price is 30% of the spot price of silver. At March 31, 2026, a cumulative total of 8.4 million silver ounces have been delivered.
10	Percentage decreases to 40% after 720,000 ounces of gold and 12.0 million ounces of silver have been delivered under the agreement. At March 31, 2026, a cumulative total of 662,058 gold ounces and 11.2 million silver ounces have been delivered.
11	Gold deliveries are fixed at 6,500 Oz per annum from January 1, 2026 to December 31, 2031. Thereafter, 5.0% of gold produced from the Casa Berardi mine and Orezone Gold Corporation’s other Quebec assets (excluding Heva-Hosco) and 2.5% of gold produced from Heva-Hosco. As at March 31, 2026, NIL ounces have been delivered.
12	Percentage decreases to 8.4% after 525,000 ounces of gold have been delivered to Franco-Nevada International Corporation under the agreement. As at March 31, 2026, NIL ounces have been delivered.
13	Purchase price is 20% of the spot price of gold at the time of delivery.
14	Gold deliveries are indexed to copper in concentrate produced from the project. 120 ounces of gold per every 1 million pounds of copper produced until 808,000 ounces of gold delivered. Thereafter, 81 ounces of gold per 1 million pounds of copper produced until 1,716,188 ounces of gold delivered. Thereafter, 63.4% of the gold in concentrate. At March 31, 2026, a cumulative total of 361,011 gold ounces have been delivered.
15	Silver deliveries are indexed to copper in concentrate produced from the project. 1,376 ounces of silver per every 1 million pounds of copper produced until 9,842,000 ounces of silver delivered. Thereafter 1,776 ounces of silver per 1 million pounds of copper produced until 29,731,000 ounces of silver delivered. Thereafter, 62.1% of the silver in concentrate. At March 31, 2026, a cumulative total of 4.1 million silver ounces have been delivered.
16	After 1,341,000 ounces of gold delivered, purchase price is the greater of 50% of spot and $418.27 per ounce, subject to an annual inflationary adjustment. At March 31, 2026, a cumulative total of 361,011 gold ounces have been delivered.
17	After 21,510,000 ounces of silver delivered, purchase price is the greater of 50% of spot and $6.27 per ounce, subject to an annual inflationary adjustment. At March 31, 2026, a cumulative total of 4.1 million silver ounces have been delivered.
18	Gold deliveries are indexed to copper in concentrate produced from the project. 30 ounces of gold per every 1 million pounds of copper produced until 202,000 ounces of gold delivered. Thereafter 20.25 ounces of gold per 1 million pounds of copper produced until 429,047 ounces of gold delivered. Thereafter, 15.85% of the gold in concentrate. At March 31, 2026, a cumulative total of 90,253 gold ounces have been delivered.
19	Silver deliveries are indexed to copper in concentrate produced from the project. 344 ounces of silver per every 1 million pounds of copper produced until 2,460,500 ounces of silver delivered. Thereafter, 444 ounces of silver per 1 million pounds of copper produced until 7,432,750 ounces of silver delivered. Thereafter 15.53% of the silver in concentrate. At March 31, 2026, a cumulative total of 1.0 million silver ounces have been delivered.
20	After 604,000 ounces of gold delivered, purchase price is 50% of the spot price of gold. At March 31, 2026, a cumulative total of 90,253 gold ounces have been delivered.
21	After 9,618,000 ounces of silver delivered, purchase price is 50% of the spot price of silver. At March 31, 2026, a cumulative total of 1.0 million silver ounces have been delivered.
22	Gold deliveries were fixed at 8,760 ounces per annum from January 1, 2021 to December 31, 2025. Commencing January 1, 2026, 63% of the gold in concentrate until a cumulative total of 87,600 ounces of gold delivered. Thereafter, 37.5% of the gold in concentrate. At March 31, 2026, a cumulative total of 43,800 gold ounces have been delivered.
23	Silver deliveries were fixed at 291,000 ounces per annum from January 1, 2021 to December 31, 2025. Commencing January 1, 2026, 63% of the silver in concentrate until a cumulative total of 2,910,000 ounces of silver delivered. Thereafter, 37.5% of the silver in concentrate. At March 31, 2026, a cumulative total of 1.5 million ounces have been delivered.
24	Purchase price is 20% of the spot price of gold at the time of delivery.
25	Purchase price is 20% of the spot price of silver at the time of delivery.
26	Purchase price is 20% of the average gold price at the time of delivery.

First Quarter 2026 Management’s Discussion and Analysis	21

27	Franco-Nevada has the right to acquire a 22% gold stream on New Prosperity for $350.0 million.
28	Purchase price is subject to a 1% annual increase, compounding annually, that commenced in May 2014.
29	Based on amended agreement with an effective date of September 1, 2020, gold deliveries are fixed at 783.33 ounces per month until 105,750 ounces of gold is delivered. Thereafter, percentage is 6% of gold production (subject to reconciliation after fixed delivery period to determine if Franco-Nevada would have received more or less than 105,750 ounces of gold under the original 6% variable stream for such period, entitling the operator to a credit for an over-delivery applied against future stream deliveries or a one-time additional delivery to Franco-Nevada for an under-delivery).
30	Purchase price is 20% of prevailing market price at the time of delivery.
31	Franco-Nevada is committed to purchase 50% of the precious metals contained in ore from the properties. Payment is based on gold equivalent ounces. For McCreedy West, effective June 1, 2021, purchase price per gold equivalent ounce is determined based on the monthly average gold spot price: (i) when the gold spot price is less than $800 per ounce, the purchase price is the prevailing monthly average gold spot price; (ii) when the gold spot price is greater than $800 per ounce but less than $1,333 per ounce, the purchase price is $800 per ounce; (iii) when the gold spot price is greater than $1,333 per ounce but less than $2,000 per ounce, the purchase price is 60% of the prevailing monthly average gold spot price; and (iv) when the gold spot price is greater than $2,000, the purchase price is $1,200 per ounce.
32	Percentage decreases to 7.5% after 300,000 ounces of gold have been delivered under the agreement. At March 31, 2026, a cumulative total of 31,948 ounces have been delivered.
33	Purchase price is 20% of the spot price of gold at the time of delivery.
34	Gold deliveries are referenced to platinum, palladium, rhodium and gold (“4E”) ounces contained in concentrate with deliveries of gold ounces initially equal to 1.1% of 4E PGM ounces contained in concentrate, until 87,500 ounces of gold delivered. Thereafter, deliveries of gold ounces equal to 0.75% of 4E PGM ounces contained in concentrate, until a total of 237,000 ounces of gold delivered. Thereafter, 80.0% of gold contained in concentrate. At March 31, 2026, a cumulative total of 21,345 ounces of gold have been delivered.
35	Percentage increases to 2.1% of platinum contained in concentrate after 48,000 ounces of platinum delivered. Platinum deliveries are capped at 294,000 ounces of platinum. At March 31, 2026, a cumulative total of 11,565 platinum ounces have been delivered.
36	After 237,000 ounces of gold delivered, purchase price is 10% of the spot price of gold. At March 31, 2026, a cumulative total of 21,345 ounces of gold have been delivered.

Capital Commitments

The Company’s capital commitments as at March 31, 2026 remain substantially consistent with those disclosed in the 2025 MD&A. The following table provides an update on significant new capital commitments and material changes to existing capital commitments since the year ended December 31, 2025:

Asset	Commitment	Obligating Event
Cascabel stream	$239.1 million

Without limitation, completion of key development milestones, receipt of all material permits, a construction decision approved by the board of directors of JCC, and availability of the remainder of the required project financing

Royalty Acquisition Venture with Continental	$31.6 million	Acquisition of mineral rights acquired through the Royalty Acquisition Venture with Continental, triggering funding requirements by the Company
i-80 Gold Royalty	$25 million	The incurrence by i-80 Gold of an initial $25.0 million of budgeted expenditures to advance Mineral Point technical and permitting work in 2026

Contingencies

The Company’s contingencies as at March 31, 2026 remain substantially consistent with those disclosed in the 2025 MD&A, with the exception of the following updates:

Canada Revenue Agency Audit

Settlement of Canada Revenue Agency Transfer Pricing Tax Dispute

On September 11, 2025, the Company reached the CRA Settlement which provides for a final resolution of the Company’s tax dispute in connection with the Reassessments under the transfer pricing rules of the 2013 to 2019 taxation years in relation to its Mexican and Barbadian subsidiaries. Under the terms of the CRA Settlement for the 2013 to 2019 taxation years, no payment of any tax in Canada was required on the foreign earnings of the Company’s Mexican and Barbadian subsidiaries and the service fee charged by the Company for certain services provided to the Mexican and Barbadian subsidiaries was adjusted to increase the mark-up applied to the Company’s cost of providing those services from the current range of 7-20% to 30%. For more information on the settlement with the CRA, please refer to the 2025 MD&A.

During the quarter, amounts that were posted as security with the CRA for the prior years’ reassessments in the form of standby letters of credit totaling $47.3 million (C$66.0 million) were released, and cash totaling $44.1 million (C$61.4 million) plus interest of approximately $5.4 million (C$7.5 million), which was classified as a receivable within “other current assets” at December 31, 2025, was received.

The CRA Settlement is not legally binding on the CRA for years after 2019, however, the Company believes the transfer pricing principles established by the CRA Settlement will apply to years after 2019, provided there are no material changes to the facts or law. On March 26, 2026, the Canadian Federal Government enacted changes to the transfer pricing legislation which apply from 2026 onward. The Company is in the process of evaluating the potential impact of these legislative changes.

First Quarter 2026 Management’s Discussion and Analysis	22

Critical Accounting Policies and Estimates

The preparation of consolidated financial statements in accordance with IFRS Accounting Standards requires the Company to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience. However, actual outcomes may differ from the amounts included in the consolidated financial statements.

Our material accounting policies and estimates are disclosed in Notes 2 of our unaudited consolidated financial statements for the three months ended March 31, 2026 and Notes 2 and 3 of our 2025 audited consolidated financial statements.

New and Amended Accounting Standards Adopted by the Company

The Company adopted the following accounting standards in the period.

Amendments to IFRS 9 and IFRS 7 - Amendments to the Classification and Measurement of Financial Instruments

In May 2024, the IASB issued amendments to IFRS 9 Financial Instruments (“IFRS 9”) and IFRS 7 Financial Instruments: Disclosures (“IFRS 7”). The amendments clarify the date of recognition and derecognition of financial assets and liabilities with an exception that permits an entity to derecognize a financial liability before the settlement date when the financial liability is settled with cash, using an electronic payment system that meets specific criteria. The Company has elected to apply the exception on the adoption of these amendments.

The amendments also clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest criterion, add new disclosures for financial instruments with contractual terms that can change cash flows, and update the disclosure for equity investments designated at fair value through other comprehensive income (“FVTOCI”). The amendments are effective for annual reporting periods beginning on or after January 1, 2026. These amendments did not have a material impact on the Company’s condensed consolidated interim financial statements.

New Accounting Standards Issued But Not Yet Effective

Certain new accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted.

IFRS 18 – Presentation and Disclosure in Financial Statements

In April 2024, IFRS 18 Presentation and Disclosure in Financial Statements (“IFRS 18”) was issued to achieve comparability of the financial performance of similar entities. The standard, which replaces IAS 1, impacts the presentation of primary financial statements and notes, including the statement of income where companies will be required to present separate categories of income and expense for operating, investing, and financing activities with prescribed subtotals for each new category. The standard will also require management-defined performance measures to be explained and included in a separate note within the consolidated financial statements. The standard is effective for annual reporting periods beginning on or after January 1, 2027, including interim financial statements, and requires retrospective application. The Company is currently assessing the impact of the new standard.

First Quarter 2026 Management’s Discussion and Analysis	23

Outstanding Share Data

Franco-Nevada is authorized to issue an unlimited number of common and preferred shares. A detailed description of the rights, privileges, restrictions and conditions attached to each class of authorized shares is included in our most recent Annual Information Form, a copy of which can be found on SEDAR+ at www.sedarplus.com and in our Form 40-F, a copy of which can be found on EDGAR at www.sec.gov.

As of May 12, 2026, the number of common shares outstanding or issuable pursuant to other outstanding securities is as follows:

Common Shares	Number
Outstanding	192,855,530
Issuable upon exercise of Franco-Nevada options(1)	544,212
Issuable upon vesting of Franco-Nevada RSUs(2)	88,258
Diluted common shares	193,488,000
1	There were 544,212 stock options under our share compensation plan outstanding to directors, officers, employees and others with exercise prices ranging from C$75.45 to C$336.13 per share. The above table assumes all stock options are exercisable.
2	There were 33,515 time-based RSUs and 73,742 performance-based RSUs. Vesting of the performance-based RSUs is subject to the achievement of certain performance criteria and a performance multiplier which will range from 0% to 200% of the number granted. The above table assumes a performance multiplier of 100% of performance-based RSUs granted.

During the three months ended March 31, 2026, we did not issue or have any outstanding preferred shares.

Internal Control Over Financial Reporting and Disclosure Controls and Procedures

Our management is responsible for establishing and maintaining Franco-Nevada’s internal control over financial reporting and other financial disclosure and our disclosure controls and procedures.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards. Franco-Nevada’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Franco-Nevada; (ii) are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS Accounting Standards, and that receipts and expenditures of Franco-Nevada are being made only in accordance with authorizations of management and directors of Franco-Nevada; and (iii) are designed to provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Franco-Nevada’s assets that could have a material effect on Franco-Nevada’s financial statements. Internal control over other financial disclosure is a process designed to ensure that other financial information included in this Quarterly Report fairly represents, in all material respects, the financial condition, results of operations and cash flows of Franco-Nevada for the periods presented in this Quarterly Report.

Franco-Nevada’s disclosure controls and procedures are designed to provide reasonable assurance that material information relating to Franco-Nevada, including its consolidated subsidiaries, is made known to management by others within those entities, particularly during the period in which this Quarterly Report is prepared and that information required to be disclosed by Franco-Nevada in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation. Based on that evaluation, management has concluded that Franco-Nevada’s disclosure controls and procedures were effective as at March 31, 2026.

Due to its inherent limitations, internal control over financial reporting and other financial disclosure may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may change.

For the three months ended March 31, 2026, there has been no change in Franco-Nevada’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, Franco-Nevada’s internal control over financial reporting.

First Quarter 2026 Management’s Discussion and Analysis	24

Gold Equivalent Ounces and Net Gold Equivalent Ounces

Gold Equivalent Ounces

GEOs include Franco-Nevada’s attributable share of production from all of our royalties, streams and working interests, after applicable recovery and payability factors. GEOs are estimated on a gross basis for NSRs and, in the case of stream ounces, before the payment of the per ounce contractual price paid by the Company. For NPI royalties, GEOs are calculated taking into account the NPI economics. Where the Company receives gold and silver bullion as payment in-kind, GEOs are recognized at the time of receipt of such bullion.

Beginning in 2026, the Company adopted fixed GEO conversion ratios based on the pricing assumptions outlined in our guidance. This methodology replaces our previous methodology which was based on variable GEO conversion ratios using prevailing market prices.

Net Gold Equivalent Ounces

Net GEOs are GEOs sold, net of direct operating costs. We use Net GEOs to reflect that GEOs from royalty interests have different economics than GEOs from stream interests due to the ongoing cost per ounce associated with GEOs from streams. We calculate Net GEOs on a quarterly basis by dividing Cash Costs (as defined below in the “Non-GAAP Financial Measures” section) by the gold price used in the computation of GEOs, and subtracting this total from GEOs sold in the period.

Calculation of Net Gold Equivalent Ounces:

	For the three months ended
	March 31,
(expressed in millions, excepts GEOs and Gold Price)	2026	2025
GEOs	136,353	126,585
Less:
Cash Costs	$46.5	$38.5
Divided by: Gold price per ounce	$4,500	$2,863
	10,333	13,447
Net GEOs	126,020	113,138

Non-GAAP Financial Measures

Adjusted EBITDA and Adjusted EBITDA per Share

Adjusted EBITDA and Adjusted EBITDA per share are non-GAAP financial measures, which is defined by Franco-Nevada by excluding the following from net income and earnings per share (“EPS”):

●	Income tax expense/recovery;
●	Finance expenses;
●	Finance income;
●	Depletion and depreciation;
●	Impairment losses and reversals related to royalty, stream and working interests;
●	Impairment losses and expected credit losses related to investments, loans receivable and other financial instruments;
●	Gains on buy-backs of royalty and stream interests;
●	Gains and losses on disposal of royalty, stream and working interests;
●	Changes in fair value of equity investments, loans receivable and other financial instruments; and
●	Foreign exchange gains/losses and other income/expenses.

Management uses Adjusted EBITDA and Adjusted EBITDA per share to evaluate the underlying operating performance of Franco-Nevada as a whole for the reporting periods presented, to assist with the planning and forecasting of future operating results, and to supplement information in its financial statements. Management believes that in addition to measures prepared in accordance with IFRS Accounting Standards such as net income and EPS, our investors and analysts use Adjusted EBITDA and Adjusted EBITDA per share to evaluate the results of the underlying business of Franco-Nevada and its ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations and fund acquisitions. While the adjustments to net income and EPS in these measures include items that are both recurring and non-recurring, management believes that Adjusted EBITDA and Adjusted EBITDA per share are useful measures of Franco-Nevada’s performance because they adjust for items which may not relate to or have a disproportionate effect on the period in which they are recognized, impact the comparability of our core operating results from period to period, are not always reflective of the underlying operating performance of our business and/or are not necessarily indicative of future operating results. Adjusted EBITDA and Adjusted EBITDA per share are only intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. They do not have any standardized meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other issuers.

First Quarter 2026 Management’s Discussion and Analysis	25

Reconciliation of Net Income to Adjusted EBITDA:

	For the three months ended
	March 31,
(expressed in millions, except per share amounts)	2026	2025
Net income	$468.6	$209.8
Income tax expense	126.3	59.8
Finance income	(5.5)	(11.1)
Finance expenses	0.8	0.7
Depletion and depreciation	77.9	68.4
Gain on buy-back of royalty and stream interests	(63.8)	—
Foreign exchange gain and other income	(12.4)	(5.7)
Adjusted EBITDA	$591.9	$321.9
Basic weighted average shares outstanding	192.8	192.6

Basic earnings per share	$2.43	$1.09
Income tax expense	0.66	0.31
Finance expenses	—	—
Finance income	(0.03)	(0.06)
Depletion and depreciation	0.40	0.36
Gain on buy-back of royalty and stream interests	(0.33)	—
Foreign exchange gain and other income	(0.06)	(0.03)
Adjusted EBITDA per share	$3.07	$1.67

Adjusted EBITDA Margin

Adjusted EBITDA Margin is a non-GAAP ratio which is defined by Franco-Nevada as Adjusted EBITDA divided by revenue. Management believes that in addition to measures prepared in accordance with IFRS Accounting Standards, our investors and analysts use Adjusted EBITDA Margin to evaluate the Company’s ability to contain costs relative to revenue. Adjusted EBITDA Margin is intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. It does not have any standardized meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other issuers.

Calculation of Adjusted EBITDA Margin:

	For the three months ended
	March 31,
(expressed in millions, except Adjusted EBITDA Margin)	2026	2025
Adjusted EBITDA	$591.9	$321.9
Divided by: Revenue	650.7	368.4
Adjusted EBITDA Margin	91.0%	87.4%

First Quarter 2026 Management’s Discussion and Analysis	26

Adjusted Net Income and Adjusted Net Income per Share

Change in Composition of Adjusted Net Income – Gains on buy-backs of royalty and stream interests

Effective Q1 2026, the Company updated the composition of its Adjusted Net Income (and related per share and margin amounts) to no longer adjust for gains on contractual buy-backs of royalty and stream interests. Previously, gains on buy-backs were an adjusting item when calculating Adjusted Net Income (and related per share and margin amounts). Management continues to adjust for gains or losses on sales on discretionary sales of mineral interests when calculating these non-GAAP measures. Management believes that this change more appropriately reflects the Company’s operating performance as contractual buy-backs are embedded in the terms of many of the Company’s royalty and stream interest agreements, such that they occur in the ordinary course and are an integral part of Franco-Nevada’s royalty and stream business. Unlike less common discretionary sales of mineral interests, these transactions are evaluated by management when assessing overall returns from our royalty and stream interests, and accordingly, we believe such gains should not be eliminated for purposes of calculating Adjusted Net Income and related per share amounts, when evaluating performance for investors. This change is reflected on a full retrospective basis.

Adjusted Net Income and Adjusted Net Income Per Share

Adjusted Net Income and Adjusted Net Income per share are non-GAAP financial measures, which is defined by Franco-Nevada by excluding the following from net income and EPS:

●	Foreign exchange gains/losses and other income/expenses;
●	Impairment losses and reversals related to royalty, stream and working interests;
●	Impairment losses and expected credit losses related to investments, loans receivable and other financial instruments;
●	Gains and losses on disposal of royalty, stream and working interests (excluding gains on buy-backs of royalty and stream interests);
●	Changes in fair value of equity investments, loans receivable and other financial instruments;
●	Impact of income taxes on these items;
●	Income taxes related to the reassessment of the probability of realization of previously recognized or de-recognized deferred income tax assets; and
●	Income taxes relating to the revaluation of deferred income tax assets and liabilities as a result of statutory income tax rate changes in the countries in which the Company operates.

Management uses Adjusted Net Income and Adjusted Net Income per share to evaluate the underlying operating performance of Franco-Nevada as a whole for the reporting periods presented, to assist with the planning and forecasting of future operating results, and to supplement information in its financial statements. Management believes that, in addition to measures prepared in accordance with IFRS Accounting Standards such as net income and EPS, our investors and analysts use Adjusted Net Income and Adjusted Net Income per share to evaluate the results of the underlying business of Franco-Nevada, particularly since the items that are adjusted for are typically not included in our guidance. While the adjustments to net income and EPS in these measures include items that are both recurring and non-recurring, management believes that Adjusted Net Income and Adjusted Net Income per share are useful measures of Franco-Nevada’s performance because they adjust for items which may not relate to or have a disproportionate effect on the period in which they are recognized, impact the comparability of our core operating results from period to period, are not always reflective of the underlying operating performance of our business and/or are not necessarily indicative of future operating results. Adjusted Net Income and Adjusted Net Income per share are intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. They do not have any standardized meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other issuers.

First Quarter 2026 Management’s Discussion and Analysis	27

Reconciliation of Net Income to Adjusted Net Income:

	For the three months ended
	March 31,
(expressed in millions, except per share amounts)	2026	2025
Net income	$468.6	$209.8
Foreign exchange gain and other income	(12.4)	(5.7)
Tax effect of adjustments	2.1	1.5
Adjusted Net Income	$458.3	$205.6
Basic weighted average shares outstanding	192.8	192.6

Basic earnings per share	$2.43	$1.09
Foreign exchange gain and other income	(0.06)	(0.03)
Tax effect of adjustments	0.01	0.01
Adjusted Net Income per share	$2.38	$1.07

Adjusted Net Income Margin

Adjusted Net Income Margin is a non-GAAP ratio which is defined by Franco-Nevada as Adjusted Net Income divided by revenue. Management believes that in addition to measures prepared in accordance with IFRS Accounting Standards, our investors and analysts use Adjusted Net Income Margin to evaluate the Company’s ability to contain costs relative to revenue. Adjusted Net Income Margin is intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. It does not have any standardized meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other issuers.

Calculation of Adjusted Net Income Margin:

	For the three months ended
	March 31,
(expressed in millions, except Adjusted Net Income Margin)	2026	2025
Adjusted Net Income	$458.3	$205.6
Divided by: Revenue	650.7	368.4
Adjusted Net Income Margin	70.4%	55.8%

Cash Costs and Cash Costs per GEO Sold

Cash Costs and Cash Costs per GEO sold are non-GAAP financial measures. Cash Costs is defined by Franco-Nevada as total costs of sales less depletion and depreciation expense. Cash Costs per GEO sold is calculated by dividing Cash Costs by the number of GEOs sold in the period, excluding prepaid GEOs.

Management uses Cash Costs and Cash Costs per GEO sold to evaluate Franco-Nevada’s ability to generate positive cash flow from its royalty, stream and working interests. Management and certain investors also use this information to evaluate Franco-Nevada’s performance relative to peers in the mining industry who present this measure on a similar basis. Cash Costs and Cash Costs per GEO sold are only intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. They do not have any standardized meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other issuers.

Reconciliation of Cash Costs and Cash Costs per GEO sold:

	For the three months ended
	March 31,
(expressed in millions, except per GEO amounts)	2026	2025
Total costs of sales	$124.4	$106.9
Depletion and depreciation	(77.9)	(68.4)
Cash Costs	$46.5	$38.5
Divided by: GEOs	136,353	126,585
Cash Costs per GEO sold	$341	$304

First Quarter 2026 Management’s Discussion and Analysis	28

Cautionary Statement on Forward-Looking Information

This MD&A contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, respectively, which may include, but are not limited to, statements with respect to future events or future performance, management’s expectations regarding Franco-Nevada’s growth, results of operations, estimated future revenues, performance, guidance, carrying value of assets, future dividends and requirements for additional capital, mineral resources and mineral reserves estimates, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities, the performance and plans of third party operators, any ongoing or future audits being conducted by the CRA, the expected exposure for current and future tax assessments and available remedies, and statements with respect to the future status and any potential restart of the Cobre Panamá mine. In addition, statements relating to mineral resources and mineral reserves, GEOs or mine lives are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates and assumptions are accurate and that such mineral resources and mineral reserves, GEOs or mine lives will be realized. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budgets”, “potential for”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. A number of factors could cause actual events or results to differ materially from any forward-looking statement, including, without limitation: fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, silver, iron-ore and oil and gas); fluctuations in the value of the Canadian and Australian dollar, Brazilian real, Mexican peso and any other currency in which revenue is generated, relative to the U.S. dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies and the enforcement thereof; tariff and other trade measures that may be imposed by the United States and proposed retaliatory measures that may be adopted by its trading partners; the adoption and implementation of a global minimum tax on corporations; regulatory, political or economic developments in any of the countries where properties in which Franco-Nevada holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Franco-Nevada holds a royalty, stream or other interest, including changes in the ownership and control of such operators; relinquishment or sale of mineral properties; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Franco-Nevada; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; whether or not the Company is determined to have “passive foreign investment company” (“PFIC”) status as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended; potential changes in Canadian tax treatment of offshore streams; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; access to sufficient pipeline capacity; actual mineral content may differ from the mineral resources and mineral reserves contained in technical reports; rate and timing of production differences from mineral resource estimates, other technical reports and mine plans; risks and hazards associated with the business of development and mining on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, sinkholes, flooding and other natural disasters, terrorism, civil unrest or an outbreak of contagious disease; the impact of future pandemics; and the integration of acquired assets. The forward-looking statements contained herein are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Franco-Nevada holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; the Company’s ongoing income and assets relating to determination of its PFIC status; no material changes to existing tax treatment; the expected application of tax laws and regulations by taxation authorities; the expected assessment and outcome of any audit by any taxation authority; no adverse development in respect of any significant property in which Franco-Nevada holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance. In addition, there can be no assurance as to (i) the outcome of any ongoing or future audits by the CRA or the Company’s exposure as a result thereof, or (ii) the future status and any potential restart of the Cobre Panamá mine. Franco-Nevada cannot assure investors that actual results will be consistent with these forward-looking statements. Accordingly, investors should not place undue reliance on forward-looking statements due to the inherent uncertainty therein.

For additional information with respect to risks, uncertainties and assumptions, please refer to Franco-Nevada’s most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedarplus.com and Franco-Nevada’s most recent Annual Report filed on Form 40-F filed with the SEC on www.sec.gov. The forward-looking statements herein are made as of the date hereof only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

First Quarter 2026 Management’s Discussion and Analysis	29

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